EXHIBIT 99.1

EARLY WARNING REPORT
FILED UNDER NATIONAL INSTRUMENT 62-103

1.	Name and address of the offeror

Neptune Technologies and Bioressources Inc.
545, Promenade du Centropolis
Suite 100
Laval (Québec), H7T 0A3
Canada

hereinafter referred to as “Neptune”.

2.
The designation and number or principal amount of securities and Neptune’s security holding percentage in the class of securities of which Neptune acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to a prepayment agreement (the “Prepayment Agreement”) entered into by Neptune and Acasti Pharma Inc. (“Acasti”) dated December 4, 2012, Neptune has acquired through the exercise of a warrant issued by Acasti to Neptune as consideration for the royalty prepayment under the Prepayment Agreement, without payment of any conversion price (the “Warrant Exercise”), 6,750,000 Class A common shares at a price of CDN$2.30 per Class A common share in the capital of Acasti. The Class A common shares of Acasti are listed on the TSX Venture and Nasdaq.

The Warrant Exercise has increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60% as at July 12, 2013.

3.
The designation and number or principal amount of securities and Neptune’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

Prior to the Warrant Exercise, Neptune held 41,425,933 Class A common shares in the capital of Acasti and after the Warrant Exercise, Neptune now holds a total of 48,175,933 Class A common shares in the capital of Acasti, representing approximately 60% of Acasti’s outstanding 79,948,788 Class A common shares as at July 12, 2013.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	Neptune, either alone or together with joint actors, has ownership and control,

Neptune has ownership and control of 48,175,933 Class A common shares in the capital of Acasti, representing approximately 60% of Acasti’s outstanding 79,948,788 Class A common shares as at July 12, 2013.

(ii)	Neptune, either alone or together with joint actors, has ownership but control is held by other persons or companies other than Neptune or any joint actor,

N/A

(iii)	Neptune, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The Class A common shares were acquired by Neptune through the exercise of a warrant delivered pursuant to the Prepayment Agreement.

6.
The value, in Canadian dollars, of any consideration offered per security if Neptune acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

6,750,000 Class A common shares at CDN$2.30 per Class A common share, for a total consideration of CDN$15,525,000, pursuant to the Warrant Exercise.

7.
The purpose of Neptune and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Class A common shares of Acasti were acquired by Neptune through the exercise of a warrant delivered pursuant to the Prepayment Agreement whereby Acasti agreed to pay in advance all of the future royalties payable under its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune.

8.
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by Neptune, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

The Class A common shares were acquired pursuant to the exercise of a warrant delivered by Acasti to Neptune under the terms of the Prepayment Agreement.

9.	The names of any joint actors in connection with the disclosure required by this form.

N/A

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by Neptune.

CDN$15,525,000 pursuant to the Warrant Exercise.

11.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

N/A

12.	If applicable, a description of the exemption from securities legislation being relied on by Neptune and the facts supporting that reliance.

N/A

DATED July 16, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ André Godin
Name: André Godin
Title: Chief Financial Officer